Exhibit (a)(1)(G)

NEWS RELEASE

ZIFF DAVIS COMMENCES CASH TENDER OFFER FOR ALL SHARES

OF EVERYDAY HEALTH FOR $10.50 PER SHARE IN CASH

NEW YORK, NEW YORK.—November 2, 2016—Ziff Davis, LLC today announced that its wholly-owned merger subsidiary, Project Echo Acquisition Corp., has launched its previously announced tender offer for all shares of Everyday Health, Inc. (NYSE: EVDY) at a price of $10.50 per share net to the holder in cash.

On October 21, 2016, the parties announced that they had signed a definitive merger agreement and that the tender offer would follow. The board of directors of Everyday Health unanimously approved the terms of the merger agreement, including the tender offer, and recommended that Everyday Health shareholders tender their shares in the offer.

Under the terms of, and subject to the conditions set forth in, the merger agreement, as soon as practicable following the acceptance of shares in the tender offer, Project Echo Acquisition Corp. will merge with and into Everyday Health pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. All issued and outstanding shares of Everyday Health common stock, other than shares purchased in the tender offer, or shares held by shareholders of Everyday Health who have validly exercised appraisal rights under Delaware law, will be canceled and converted into the right to receive $10.50 per share, net to the holder in cash, in the merger. Following the merger, Everyday Health will be wholly-owned by Ziff Davis. Ziff Davis is a wholly-owned subsidiary of j2 Global, Inc. (Nasdaq: JCOM).

The completion of the tender offer is conditioned upon satisfaction of the minimum tender condition, which requires that shares representing more than 50% of Everyday Health’s common stock be tendered. The completion of the tender offer is also subject to, among other things, the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the absence of any legal restraints blocking the merger, and holders of no more than 15% of Everyday Health common stock exercising appraisal rights under the Delaware General Corporation Law. The transaction is not conditioned on financing.

The tender offer and withdrawal rights are scheduled to expire one minute after 11:59 p.m. New York City (Eastern) time on Friday, December 2, 2016, unless extended. Everyday Health directors and officers who collectively held approximately 2.4% of the issued and outstanding shares of common stock of Everyday Health as of October 21, 2016, have agreed to tender their shares in the offer.

About Ziff Davis, LLC

Ziff Davis, a subsidiary of j2 Global, Inc., is a leading global digital-media company operating in the technology, gaming, entertainment and lifestyle verticals. Its brands—IGN, PCMag, AskMen, Speedtest, Offers, ExtremeTech, Geek, Toolbox, TechBargains, emedia and Salesify—produce and distribute premium content across multiple platforms and devices. It delivers advertising, performance marketing and licensing solutions to thousands of clients worldwide.

About j2 Global

j2 Global, Inc. provides Internet services through two divisions: Business Cloud Services and Digital Media. The Business Cloud Services Division offers Internet fax, virtual phone, hosted email, email marketing, online backup, unified communications and CRM solutions. It markets its services principally under the brand names eFax®, eVoice®, FuseMail®, Campaigner®, KeepItSafe®, Livedrive®, Onebox®, and LiveVault®, and operates a messaging network spanning 50 countries on six continents. The Digital Media Division offers technology, gaming and lifestyle content through its digital properties, which include IGN, PCMag, AskMen, Speedtest, Offers, ExtremeTech, Geek, Toolbox, TechBargains, emedia and Salesify. As of December 31, 2015, j2 had achieved 20 consecutive fiscal years of revenue growth. For more information about j2, please visit www.j2global.com.

About Everyday Health, Inc.

Everyday Health, Inc. (NYSE: EVDY) is a leading provider of digital health marketing and communications solutions. Everyday Health attracts a large and engaged audience of consumers and healthcare professionals to its premier health and wellness properties, and utilizes its data and analytics expertise to deliver highly personalized content experiences and efficient and effective marketing and engagement solutions. Everyday Health enables consumers to manage their daily health and wellness needs, healthcare professionals to stay informed and make better decisions for their patients, and marketers, health payers and providers to communicate and engage with consumers and healthcare professionals to drive better health outcomes. Everyday Health’s content and solutions are delivered through multiple channels, including desktop, mobile web, and mobile phone and tablet applications, as well as video and social media.

NOTICE TO INVESTORS ABOUT THE OFFER: This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The solicitation and the offer to buy shares of Everyday Health’s common stock is being made pursuant to an Offer to Purchase and related tender offer materials that Project Echo Acquisition Corp. has filed with the Securities and Exchange Commission (SEC) on November 2, 2016. Project Echo Acquisition Corp. filed a Tender Offer Statement on Schedule TO with the SEC on November 2, 2016 and Everyday Health filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on November 2, 2016 related to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation Statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to Everyday Health’s shareholders at no expense to them by D.F. King & Co., Inc. by contacting D.F. King & Co. at (212) 269-5550 (collect) or (800) 848-3416 (toll-free). In addition, all of those materials (and all other offer documents filed with the SEC) are available at no charge on the SEC’s website at www.sec.gov.

Contacts

j2 Global, Inc.

Laura Hinson, 800-577-1790

press@j2.com

Everyday Health, Inc.

Melanie Goldey, SVP, IR, (646) 728-9768

ir@everydayhealthinc.com

2